Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1.       August 9, 2005 German Press Release - First Half 2005 Results

2.       August 9, 2005 Letter to Shareholders re First Half 2005 Results

                                                                       Exhibit 1

[LOGO OF SGL CARBON]


SGL Carbon: First Half of 2005

o    Q2/2005 sales up by 17% and EBIT by 57% over Q1/2005

o Disproportionate 29% improvement in EBIT to (euro)53.8 million in H1/2005, with a positive after-tax result of (euro)14.5 million

o    AUDI cooperation agreement goes into effect in Q3/2005

o    Ongoing favorable developments anticipated in Q3/2005

Wiesbaden, August 09, 2005. SGL Carbon was able to boost consolidated sales due to the strong development of demand in all three business areas by 14.0% from
(euro)453.0 million in H1/2004 to (euro)516.4 million in H1/2005. Adjusted for foreign currency changes, sales increased by 15.9%. EBIT increased by a disproportionately higher rate than sales from comparable (euro)41.8 million the previous year to (euro)53.8 million. This corresponds to a 28.7% increase despite a first-time charge due to share-based remuneration of approximately
(euro)4 million. The principal causes for the growth in earnings were the ongoing favorable developments in Carbon and Graphite, the earnings turnaround in Process Technology, the breakeven result achieved by SGL Technologies in Q2, and cost savings of approximately (euro)10 million in H1/2005.

Net financing costs
First half-year net financing costs improved from (euro)-31.4 million in 2004 to
(euro)-27.8 million in 2005. The net interest expense decreased during the first half of the year by (euro)0.8 million to (euro)14.6 million over the same period of the previous year due to the lower level of net debt. In addition, non-cash interest expenses in connection with the antitrust proceedings declined from
(euro)3.4 million in the first half of 2004 to (euro)2.6 million in H1/2005.

Profit before and after tax
Profit before income taxes amounted to (euro)26.0 million, compared with
(euro)10.4 million in H1/2004. With a tax rate of approximately 44%, consolidated net profit in H1/2005 doubled from (euro)7.0 million the previous year to (euro)14.5 million. Taking into consideration the loss from the Surface Protection business, profit after tax rose from (euro)0.3 million in the first half of 2004 to (euro)14.5 million during the same period of 2005. Earnings per share thus amounted to (euro)0.25, compared with the reported figure of
(euro)-0.06 and a comparable figure of (euro)0.01 in H1/2004.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Statement of Changes in Consolidated Equity
With equity up by (euro)29 million from (euro)282 million on December 31, 2004 to (euro)311 million on June 30, 2005, the equity ratio improved from 21.4% to 24.3%. Excluding assets and liabilities related to the Corrosion Protection business in the balance sheet as of December 31, 2004, the equity ratio increased from 22.5% to 24.3%. When the (euro)50 million convertible bond issue, which becomes due in September 2005, is deducted from total assets as of the end of June 2005, a 25.3% pro forma equity ratio results.

Corporate Costs
Corporate costs rose from (euro)-9.9 million in the first half of 2004 to
(euro)-13.8 million in the first half of 2005. This was primarily attributable to expenses in connection with the implementation of the Sarbanes-Oxley Act as well as the first time inclusion of share-based remuneration components under the provisions of IFRS 2 beginning on January 1, 2005, which was not undertaken in the previous year.

Employees
The number of employees in the Group remained virtually unchanged at 5,097 compared with a total of 5,091 at the end of March 2005, thereby remaining below the level of 5,109 at the end of December 2004.

Segment Reporting

Carbon and Graphite (CG)
Sales increased by 14.3% to (euro)311.1 million in the first half of 2005. Adjusted for foreign currency changes, the growth was 16.9%. Due to the continuing high demand for graphite electrodes and the high capacity utilization at all the plants as well as to price increases and ongoing cost reduction measures, EBIT amounted to (euro)60.3 million during the reporting period, up by 32.8% over the previous year's figure of (euro)45.4 million. The return on sales improved to over 19%, compared with just under 17% in the first half of 2004 (EBIT margin in Q2/2005: 20.0%; Q1/2005: 18.7%). The average price for graphite electrodes increased by 12% in USD terms and by 4% in EUR terms versus H1/2004. Total shipments amounted to 110,000 metric tons in the first half of 2005, 10% higher than in the first half of the previous year. As expected, raw material and energy costs increased by nearly 10%. Due to seasonally lower volumes, we are projecting the Q3/2005 EBIT slightly lower than in Q2/2005 ((euro)33.6 million), but in excess of the previous year's Q3 figure of (euro)25.5 million.


                                      2/6

Specialties (S)
Due to the integration of Process Technology (PT) into the Graphite Specialties Business Area (GS), we have renamed this area of business "Specialties" (S).

Thanks to a very good development of the U.S. business and PT's planned project launch in Q2/2005, sales increased by 7.2% to (euro)123.6 million versus H1/2004; growth of 7.7% was posted after adjusting for foreign currency changes. The rise in sales was modest for GS and substantial for PT. Whereas EBIT of GS was still below the strong previous year's figure, PT already recorded an improved result in the first half-year compared with the year earlier period. EBIT for the overall Specialties Business Area in the first half-year amounted to (euro)7.9 million, which due to the weak Q1/2005 was still (euro)2.3 million below the figure for H1/2004. However, with EBIT of (euro)6.6 million, the Q2/2005 result was already one-third higher than in Q2/2004, with PT contributing to that growth. From Q3/2005 onwards, the ongoing favorable sales trend will be further reflected in the EBIT of S, which will result in a significant double-digit improvement over Q3/2004.


                                      3/6

SGL Technologies (SGL T)
Due to strong demand for Fibers, Composites and Brakes, sales rose by 24.8% to
(euro)80.5 million. After adjusting for foreign currency changes, growth amounted to 26.2%. EBIT totaled (euro)-0.6 million in the first half of 2005, compared with (euro)-3.9 million in the first half of the previous year, thereby reaching breakeven for the first time in Q2/2005. This satisfying development should continue in Q3/2005, with the increase in sales remaining below the growth in H1/2005 due to the high comparable figure in Q3/2004 but still continuing to exceed 10%.

Since the June 7, 2005 announcement of SGL Carbon entering a cooperation agreement with AUDI for the development of the carbon-ceramic brake disc, the appropriate bodies have since granted the necessary approvals and the agreement has received its notarial certification. With the official cooperation agreement coming into force on July 28, 2005, SGL Carbon will in Q3/2005 receive a low double-digit million amount payment as compensation for product and process development services already rendered and still to be provided. After offsetting these development costs from the received payment, a one-time medium single digit million amount is expected as positive earnings effect on EBIT in Q3.

Outlook
Due to the typical seasonality, SGL Carbon expects slightly weaker sales and EBIT in Q3/2005 versus Q2/2005. Compared with Q3/2004, however, marked growth of approximately 10% is anticipated for sales and a further disproportionate improvement of up to 50% for EBIT. For the year as a whole, the Company is forecasting an increase in consolidated sales of between 5% and 10%, a disproportionate growth in EBIT, and a positive after-tax result. The USD currency risk is hedged for fiscal year 2005 due to existing hedging transactions. Net financial debt should be less than (euro)300 million at year-end 2005 (2004 yearend: (euro)321 million) due to the significant positive free cash flow expected until the end of this year.


                                      4/6


Financial Highlights SGL Carbon Group
(in Mio. (euro))

                                                                                   First Half
                                                                                   ----------
                                                                            2005             2004
Sales revenue                                                              516.4             453.0
EBITDA                                                                      88.6              71.0
EBIT                                                                        53.8              41.8
Return on sales (1)                                                         10.4%              9.2%
Net profit from continuing operations                                       14.5               7.0
Net loss from discontinued operations                                          -              -6.7
Net profit before minority interests                                        14,5               0,3
Earnings per share (in (euro))                                              0.25              0.01
Operational cash flow from continuing operations (2)                        43.0              45.3

(1) EBIT divided by sales revenue
(2) Without currency exchange rate effects

                                                                          June 30,        Dec. 31,
                                                                            2005            2004

Total assets                                                               1,278             1,315
Equity                                                                       311               282
Net debt                                                                     342               321
Debt ratio (gearing) (3)                                                     1.1               1.1
Equity ratio (4)                                                            24.3%             21.4%

(3) Net debt divided by shareholders equity
(4) Shareholders' equity divided by total assets


Remark
------
Effective January 6, 2005, SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included SGL's Surface Protection business. The effects resulting from this transaction were already recognized in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group was integrated within the Specialties (S) Business Area. Only the results of continuing operations are presented in this semi-annual report.


                                      5/6

According to IFRS 2, since January 1, 2005, share-based payments, such as stock option plans and share bonus programs for employees and members of senior management are included under staff costs. Based on current calculation, this change will burden the results of the segments and corporate costs by a total of approximately (euro)2 million each quarter in 2005.

As we already discussed at the year-end press conference in March, the restructuring measures have now largely been completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.




Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.



Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


                                      6/6

                                                                       Exhibit 2


H1

Report on the First Half of 2005

Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

The report on the first half of 2005 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2004.


-    Q2/2005 sales up by 17% and EBIT by 57% over Q1/2005

-    Disproportionate 29% improvement in EBIT to (euro)53.8 million in H1/2005,

-    with a positive after-tax result of (euro)14.5 million

-    AUDI cooperation agreement goes into effect in Q3/2005

-    Ongoing favorable developments anticipated in Q3/2005


Financial Highlights (unaudited)
                                                                                First Half           First Half
((euro) million)                                                                    2005                 2004
Sales revenue                                                                        516.4                453.0
Gross profit                                                                         151.2                132.6
EBITDA                                                                                88.6                 71.0
EBIT                                                                                  53.8                 41.8
Return on sales(1)                                                                    10.4 %                9.2 %
Net profit from continuing operations                                                 14.5                  7.0
Net loss from discontinued operations                                                    -                - 6.7
Net profit before minority interests                                                  14.5                  0.3
Earnings per share (in (euro))                                                        0.25                 0.01
Operational cash flow from continuing operations(2)                                   43.0                 45.3

((euro) million)                                                                    June 30,             Dec. 31,
                                                                                      2005                 2004

Total assets                                                                         1,278                1,315
Equity                                                                                 311                  282
Net debt                                                                               342                  321
Debt ratio (gearing)(3)                                                                1.1                  1.1
Equity ratio(4)                                                                     24.3 %               21.4 %

(1) EBIT divided by sales revenue
(2) Without currency exchange rate effects
(3) Net debt divided by shareholders' equity
(4) Shareholders' equity divided by total assets

Effective January 6, 2005, SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included SGL's Surface Protection business. The effects resulting from this transaction were already recognized in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group was integrated within the Specialties (S) Business Area. Only the results of continuing operations are presented in this semi-annual report.

According to IFRS 2, since January 1, 2005, share-based payments, such as stock option plans and share bonus programs for employees and members of senior management are included under staff costs. Based on current calculation, this change will burden the results of the segments and corporate costs by a total of approximately (euro)2 million each quarter in 2005.

As we already discussed at the year-end press conference in March, the restructuring measures have now largely been completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.



Business Development in the Group

Consolidated Income Statement (unaudited)
((euro) million)                                                                   First Half           First Half
                                                                                      2005                 2004
Sales revenue                                                                        516.4                453.0
Gross profit                                                                         151.2                132.6
Selling, administrative, research and other income/expense                          - 97.4               - 90.8
Profit from operations (EBIT)                                                         53.8                 41.8
Net financing costs                                                                 - 27.8               - 31.4
Profit (loss) before tax                                                              26.0                 10.4
Income taxes                                                                        - 11.5                - 3.4
Net profit (loss) from continuing operations                                          14.5                  7.0
Net profit (loss) from discontinued operations                                           -                - 6.7
Net profit (loss) before minority interests                                           14.5                  0.3
Earnings per share (in (euro), basic)                                                 0.25                 0.01

1. Comparable EBIT for the H1/2004 is calculated as follows: reported EBIT after restructuring expenses amounted to (euro)25.4 million in H1/2004.
         Taking into consideration the (euro)11.3 million operating loss from the divested Surface Protection business, the discontinuation of the
         (euro)2.6 million scheduled goodwill amortization in accordance with IFRS 3, and the reclassification of the interest on the North American pension provisions of (euro)2.5 million, which are now unified and shown in the net financing costs, the comparable EBIT of (euro)41.8 million results.

2. In H1/2005 approximately 56.9 million shares were outstanding on average.

Due to the strong development of demand in all three business areas, consolidated sales were boosted by 14.0% from (euro)453.0 million in H1/2004 to
(euro)516.4 million in H1/2005. Adjusted for foreign currency changes, sales increased by 15.9%. EBIT increased by a disproportionately higher rate than sales from comparable (euro)41.8 million the previous year to (euro)53.8 million. This corresponds to a 28.7% increase despite a first-time charge due to share-based remuneration of approximately (euro)4 million. The principal causes for the growth in earnings were the ongoing favorable developments in Carbon and Graphite, the earnings turnaround in Process Technology, the breakeven result achieved by SGL Technologies in Q2, and cost savings of approximately (euro)10 million in H1/2005.


Details of Net Financing Costs

((euro) million)                                                                  First Half           First Half
                                                                                      2005                 2004
Interest expense (net)                                                              - 14.6               - 15.4
Interest expense on pensions                                                         - 6.7                - 6.7
Interest expense on antitrust (non-cash)                                             - 2.6                - 3.4
Total interest expense, net                                                         - 23.9               - 25.5
Currency and hedging valuation adjustments of antitrust liabilities                  - 1.0                - 1.8
(non-cash)
Amortization of refinancing costs (non-cash)                                         - 1.9                - 1.7
Other                                                                                - 1.0                - 2.4
Total other financing expenses                                                       - 3.9                - 5.9
Net financing costs                                                                 - 27.8               - 31.4

First half-year net financing costs improved from (euro)-31.4 million in 2004 to
(euro)-27.8 million in 2005. The net interest expense decreased during the first half of the year by (euro)0.8 million to (euro)14.6 million over the same period of the previous year due to the lower level of net debt. In addition, non-cash interest expenses in connection with the antitrust proceedings declined from
(euro)3.4 million in the first half of 2004 to (euro)2.6 million in H1/2005.


Profit before and after tax
Profit before income taxes amounted to (euro)26.0 million, compared with
(euro)10.4 million in H1/2004. With a tax rate of approximately 44%, consolidated net profit in H1/2005 doubled from (euro)7.0 million the previous year to (euro)14.5 million. Taking into consideration the loss from the Surface Protection business, profit after tax rose from (euro)0.3 million in the first half of 2004 to (euro)14.5 million during the same period of 2005. Earnings per share thus amounted to (euro)0.25, compared with the reported figure of
(euro)-0.06 and a comparable figure of (euro)0.01 in H1/2004.


Financial Position

Consolidated Balance Sheet (unaudited)

((euro) million)                                                                    June 30,             Dec. 31,
                                                                                      2005                 2004
Assets
Intangible assets                                                                       89                   85
Property, plant and equipment                                                          342                  345
Long-term investments                                                                   30                   30
Deferred tax assets                                                                    136                  130
Non-current assets                                                                     597                  590
Inventories                                                                            271                  248
Trade receivables                                                                      216                  184
Other current assets                                                                    34                   36
Cash and cash equivalents                                                               46                   65
Restricted cash for repayment of convertible bonds                                      51                   51
Restricted cash for antitrust payments                                                  63                   77
Current assets                                                                         681                  661
Assets held for sale                                                                     -                   64
Total assets                                                                         1,278                1,315

((euro) million)                                                                    June 30,             Dec. 31,
                                                                                      2005                 2004

Equity and liabilities
Equity including minority interests                                                    311                  282
Non-current financial liabilities                                                      359                  353
Provisions for pensions and other employee benefits                                    158                  156
Deferred tax liabilities                                                                43                   45
Other non-current liabilities                                                            1                   37
Other non-current provisions                                                            19                   19
Non-current liabilities                                                                580                  610
Financial liabilities(1)                                                                61                   63
Trade payables                                                                          87                   91
Other liabilities                                                                      114                   79
Other provisions                                                                       125                  126
Current liabilities                                                                    387                  359
Liabilities held for sale                                                                -                   64
Total equity and liabilities                                                         1,278                1,315

(1) Including convertible bonds totaling (euro)50 million as of June 30, 2005

Primarily due to the sale of the Surface Protection business on January 6, 2005, total assets declined by (euro)37 million to (euro)1,278 million as of June 30, 2005. In the first half of 2005 a scheduled payment of (euro)15 million was made out of the restricted cash account for antitrust payments to the U.S. antitrust authorities.



Working Capital (unaudited)
((euro) million)                                                                    June 30,             Dec. 31,
                                                                                      2005                 2004
Inventories                                                                            271                  248
Trade receivables                                                                      216                  184
Less trade payables                                                                   - 87                 - 91
Working Capital                                                                        400                  341

The increase in working capital by (euro)59 million over the year-end 2004 resulted from higher than expected business activity especially at CG and SGL T. Despite the typically high seasonal level at mid-year, we were nevertheless able to reduce the average days working capital from 149 as of June 30, 2004, to 139 as of June 30, 2005.


Statement of Changes in Consolidated Equity (unaudited)
((euro) million)                                                                   First Half         Equity Ratio
                                                                                      2005
Balance at January 1                                                                   282               21.4 %
Capital increase                                                                         2
Net profit from continuing operations                                                   15
Currency exchange rate differences and other                                            12
Balance at June 30                                                                     311               24.3 %

With equity up by (euro)29 million from (euro)282 million on December 31, 2004 to (euro)311 million on June 30, 2005, the equity ratio improved from 21.4% to 24.3%. Excluding assets and liabilities related to the Corrosion Protection business in the balance sheet as of December 31, 2004, the equity ratio increased from 22.5% to 24.3%. When the (euro)50 million convertible bond issue, which becomes due in September 2005, is deducted from total assets as of the end of June 2005, a 25.3% pro forma equity ratio results.


Net Debt (unaudited)
((euro) million)                                                                    June 30,             Dec. 31,
                                                                                      2005                 2004
Financial debt (including convertible bonds)                                           420                  416
Refinancing costs                                                                       19                   21
Restricted cash for convertible bonds                                                 - 51                 - 51
Unrestricted cash and cash equivalents                                                - 46                 - 65
Net debt                                                                               342                  321

Net financial debt as of June 30, 2005, increased compared to the year-end 2004 level due to the (euro)20 million lower level of unrestricted cash and cash equivalents. Due to exchange rate effects of (euro)10 million, net debt at comparable exchange rates increased by only (euro)11 million.

Gearing was 1.1 as of June 30, 2005. Although unchanged from December 31, 2004, it slightly improved over the 1.2 figure as of March 31, 2005.


Financial Condition


Consolidated Cash Flow Statement (unaudited)
((euro) million)                                                                   First Half           First Half
                                                                                      2005                 2004
Profit from operations (EBIT)                                                         53.8                 41.8
Depreciation                                                                          34.8                 29.2
EBITDA                                                                                88.6                 71.0
Decrease (increase) in working capital                                              - 45.6               - 25.7
Operational cash flow                                                                 43.0                 45.3
Other operating cash sources (uses)                                                 - 37.7               - 22.8
Cash provided by operating activities before antitrust payments                        5.3                 22.5
Payments relating to antitrust proceedings(1)                                       - 15.1               - 31.7
Cash used by operating activities                                                    - 9.8                - 9.2

Capital expenditures                                                                - 17.4               - 15.5
Other investing activities                                                             0.0                - 3.6
Cash used in investing activities                                                   - 17.4               - 19.1

Free Cash Flow(2)                                                                   - 12.1                  3.4

Net change in financial liabilities                                                  - 9.1               - 43.8
Payments in connection with refinancing                                                0.0               - 23.6
Net proceeds from capital increase                                                     1.8                245.1
Cash provided by (used in)  financing activities                                     - 7.3                177.7

Cash used in discontinued operations                                                     -                - 3.0
Effect of foreign exchange rate changes                                                1.3                  0.5
Net increase (decrease) in cash and cash equivalents                                - 33.2                146.9
Cash and cash equivalents at beginning of the year                                   192.7                 46.1
Cash and cash equivalents at end of half year                                        159.5                193.0

(1) From restricted cash account for antitrust payments
(2) Cash provided by operating activities before antitrust payments less cash used in investing activities


Details of other operating cash sources (uses)(1) (unaudited)
((euro) million)                                                                   First Half           First Half
                                                                                      2005                 2004

Interest payments (net)                                                             - 14.6                - 7.3
Cash interest expense for pensions                                                   - 4.1                - 8.7
Other cash components of financial result (net)                                      - 0.6                - 1.4
Cash restructuring expense                                                           - 2.6                - 1.5
Tax payments                                                                         - 6.3                - 5.8
Bonus payments/accruals                                                              - 3.8                  3.5
Other cash payments                                                                  - 5.7                - 1.6
Other operating cash sources (uses)                                                 - 37.7               - 22.8

(1) adjusted by currency effects

SGL Carbon attained a positive operating cash flow of (euro)43.0 million in the first half of 2005, compared with (euro)45.3 million in the same period of the previous year. Higher profit contributions from operating activities contrasted with a temporary build-up of working capital, which was largely attributable to servicing higher than expected demand. Other operating cash uses increased to
(euro)37.7 million from (euro)22.8 million in the first half of 2004. The main reasons for this are the semi-annual interest payment for the corporate bond, which had been paid for the first time in August 2004 as well as the bonus payment in 2005, since the Board of Management and 156 members of senior management waived their bonuses in 2004 as part of the refinancing and capital increase efforts of the company. As a result, net cash provided by operating activities before antitrust payments amounted to (euro)5.3 million in the first half of 2005, compared with (euro)22.5 million in the same period the previous year.

Payments made in connection with antitrust proceedings comprised the scheduled payments to the North American antitrust authorities of (euro)15.1 million, which were paid out of the restricted cash account for antitrust payments.

Capital expenditure of (euro)17.4 million exceeded the previous year's figure of
(euro)15.5 million, and was approximately (euro)17 million below depreciation of
(euro)34.8 million during the reporting period, compared with (euro)29.2 million in H1/2004. Due to the above-mentioned development of working capital as well as the higher interest and bonus payments, free cash flow amounted to (euro)-12.1 million in the first half of 2005, compared with (euro)3.4 million in the first half of 2004.



Segment Reporting


Carbon and Graphite [CG]
((euro) million)                                                                  First Half,          First Half,
                                                                                      2005                 2004
Sales revenue                                                                        311.1                272.1
EBITDA                                                                                82.2                 60.5
Profit from operations (EBIT)                                                         60.3                 45.4
Return on sales                                                                     19.4 %               16.7 %

Sales increased by 14.3% to (euro)311.1 million in the first half of 2005. Adjusted for foreign currency changes, the growth was 16.9%. Due to the continuing high demand for graphite electrodes and the high capacity utilization at all the plants as well as to price increases and ongoing cost reduction measures, EBIT amounted to (euro)60.3 million during the reporting period, up by 32.8% over the previous year's figure of (euro)45.4 million. The return on sales improved to over 19%, compared with just under 17% in the first half of 2004 (EBIT margin in Q2/2005: 20.0%; Q1/2005: 18.7%). The average price for graphite electrodes increased by 12% in USD terms and by 4% in EUR terms versus H1/2004. Total shipments amounted to 110,000 metric tons in the first half of 2005, 10% higher than in the first half of the previous year. As expected, raw material and energy costs increased by nearly 10%. Due to seasonally lower volumes, we are projecting the Q3/2005 EBIT slightly lower than in Q2/2005 ((euro)33.6 million), but in excess of the previous year's Q3 figure of (euro)25.5 million.



Specialties [S]
(Mio. (euro))
                                                                                   First Half,       First Half,
                                                                                      2005              2004
Sales revenue                                                                        123.6                115.3
EBITDA                                                                                14.5                 17.7
Profit from operations (EBIT)                                                          7.9                 10.2
Return on sales                                                                        6.4 %                8.8 %

Due to the integration of Process Technology (PT) into the Graphite Specialties Business Area (GS), we have renamed this area of business "Specialties" (S).

Thanks to a very good development of the U.S. business and PT's planned project launch in Q2/2005, sales increased by 7.2% to (euro)123.6 million versus H1/2004; growth of 7.7% was posted after adjusting for foreign currency changes. The rise in sales was modest for GS and substantial for PT. Whereas EBIT of GS was still below the strong previous year's figure, PT already recorded an improved result in the first half-year compared with the year earlier period.

EBIT for the overall Specialties Business Area in the first half-year amounted to (euro)7.9 million, which due to the weak Q1/2005 was still (euro)2.3 million below the figure for H1/2004. However, with EBIT of (euro)6.6 million, the Q2/2005 result was already one-third higher than in Q2/2004, with PT contributing to that growth. From Q3/2005 onwards, the ongoing favorable sales trend will be further reflected in the EBIT of S, which will result in a significant double-digit improvement over Q3/2004.


SGL Technologies [T]
((euro) million)                                                               First Half, 2005     First Half, 2004
Sales revenue                                                                         80.5                 64.5
EBITDA                                                                                 5.7                  2.6
Profit from operations (EBIT)                                                        - 0.6                - 3.9
Return on sales                                                                      - 0.7 %              - 6.0 %

Due to strong demand for Fibers, Composites and Brakes, sales rose by 24.8% to
(euro)80.5 million. After adjusting for foreign currency changes, growth amounted to 26.2%. EBIT totaled (euro)-0.6 million in the first half of 2005, compared with (euro)-3.9 million in the first half of the previous year, thereby reaching breakeven for the first time in Q2/2005. This satisfying development should continue in Q3/2005, with the increase in sales remaining below the growth in H1/2005 due to the high comparable figure in Q3/2004 but still continuing to exceed 10%.

Since the June 7, 2005 announcement of SGL Carbon entering a cooperation agreement with AUDI for the development of the carbon-ceramic brake disc, the appropriate bodies have since granted the necessary approvals and the agreement has received its notarial certification. With the official cooperation agreement coming into force on July 28, 2005, SGL Carbon will in Q3/2005 receive a low double-digit million amount payment as compensation for product and process development services already rendered and still to be provided. After offsetting these development costs from the received payment, a one-time medium single-digit million amount is expected as positive earnings effect on EBIT in Q3.


Corporate Costs
((euro) million)                                                                  First Half,          First Half,
                                                                                      2005                 2004
Other revenue                                                                          1.2                  1.1
Corporate costs                                                                     - 13.8                - 9.9

Corporate costs rose from (euro)-9.9 million in the first half of 2004 to
(euro)-13.8 million in the first half of 2005. This was primarily attributable to expenses in connection with the implementation of the Sarbanes-Oxley Act as well as the first time inclusion of share-based remuneration components under the provisions of IFRS 2 beginning on January 1, 2005, which was not under-taken in the previous year.



Employees

The number of employees in the Group remained virtually unchanged at 5,097 compared with a total of 5,091 at the end of March 2005, thereby remaining below the level of 5,109 at the end of December 2004.



Outlook

Due to the typical seasonality, SGL Carbon expects slightly weaker sales and EBIT in Q3/2005 versus Q2/2005. Compared with Q3/2004, however, marked growth of approximately 10% is anticipated for sales and a further disproportionate improvement of up to 50% for EBIT. For the year as a whole, the Company is forecasting an increase in consolidated sales of between 5% and 10%, a disproportionate growth in EBIT, and a positive after-tax result. The USD currency risk is hedged for fiscal year 2005 due to existing hedging transactions. Net financial debt should be less than (euro)300 million at year-end 2005 (2004 year-end: (euro)321 million) due to the significant positive free cash flow expected until the end of this year.


Quarterly Sales Revenue & Profit from Operations (EBIT) by Segment (unaudited)

                                                                 2004                           2005

(euro) million                          Q1         Q2        Q3          Q4      Full Year   Q1         Q2        H1

Sales revenue

Carbon and Graphite                     122.6      149.5     140.5      142.9     555.5     142.9      168.2     311.1
Specialties                              58.1       57.2      60.8       59.7     235.8      57.3       66.3     123.6
SGL Technologies                         29.8       34.7      33.4       35.3     133.2      37.5       43.0      80.5
Other                                     0.5        0.6       0.3        0.3       1.7       0.6        0.6       1.2
                                        211.0      242.0     235.0      238.2     926.2     238.3      278.1     516.4

                                                                 2004                           2005

(euro) million                          Q1         Q2        Q3          Q4      Full Year   Q1         Q2        H1

Profit (loss) from Operations
(EBIT)

Carbon and Graphite                      17.9       27.5      25.5       18.8      89.7      26.7       33.6      60.3
Specialties                               5.3        4.9       4.2        0.8      15.2       1.3        6.6       7.9
SGL Technologies                        - 1.8      - 2.1     - 2.1      - 4.1    - 10.1     - 0.6        0.0     - 0.6
Corporate                               - 4.7      - 5.2     - 9.0     - 10.4    - 29.3     - 6.5      - 7.3    - 13.8
                                         16.7       25.1      18.6        5.1      65.5      20.9       32.9      53.8

Quarterly Consolidated Income Statement (unaudited)


                                                                 2004                           2005

(euro) million                          Q1         Q2        Q3          Q4      Full Year   Q1         Q2        H1

Sales revenue                           211.0      242.0     235.0      238.2     926.2     238.3      278.1     516.4
Cost of sales                         - 151.5    - 168.9   - 168.2    - 174.8   - 663.4   - 174.0    - 191.2   - 365.2
Gross profit                             59.5       73.1      66.8       63.4     262.8      64.3       86.9     151.2
Selling/administrative/R&D/other       - 42.8     - 48.0    - 48.2     - 58.3   - 197.3    - 43.4     - 54.0    - 97.4
Profit (loss) from operations            16.7       25.1      18.6        5.1      65.5      20.9       32.9      53.8
(EBIT)
Net financing costs                    - 15.2     - 16.2    - 14.0     - 15.1    - 60.5    - 13.1     - 14.7    - 27.8
Profit (loss) before tax                  1.5        8.9       4.6     - 10.0       5.0       7.8       18.2      26.0
Income taxes                            - 0.9      - 2.5     - 4.1        6.3     - 1.2     - 4.1      - 7.4    - 11.5
Net profit (loss) from continuing         0.6        6.4       0.5      - 3.7       3.8       3.7       10.8      14.5
operations
Net loss from discontinued              - 4.0      - 2.7     - 2.0     - 76.8    - 85.5         -          -         -
operations
Net profit (loss) before minority       - 3.4        3.7     - 1.5     - 80.5    - 81.7       3.7       10.8      14.5
interests


Important note:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SGL CARBON Aktiengesellschaft



Date: August 9, 2005               By:  /s/ Robert J. Kohler
                                        ------------------------------
                                        Name:    Robert J. Koehler
                                        Title:   Chairman of the Board of
                                                 Management


                                   By:  /s/ Sten Daugaard
                                        ------------------------------
                                        Name:    Mr. Sten Daugaard
                                        Title:   Member of the Board of
                                                 Management